Exhibt 1
Michael D. Tofias
25 Cambridge Drive
Short Hills, New Jersey 07078

March 14, 2016

By Federal Express

Ira Levy, Chief Executive Officer, Chief Financial Officer, President and Director
Steven J. Lubman, Vice President, Secretary and Director
Alan Plafker, Director
David Siegel, Director
Lawrence Chariton, Director
Gary Jacobs, Director
Surge Components, Inc.
95 East Jefryn Boulevard
Deer Park, New York  11729

Gentlemen:

I am writing to you to express my concern at the continued depressed valuation of the shares of Surge Components, Inc. (“Surge”) and to suggest a path forward.  I hold approximately 15.7% of Surge’s shares and am the largest single shareholder.  My holdings are about two-thirds as much as those of all of Surge’s directors and executive officers as a group, who hold in the aggregate 23.8% of Surge’s shares (21.5% if shares issuable upon exercise of options are excluded).

Surge’s market capitalization in recent days has varied from $7.6 million to $8.9 million (based on 9,999,125 shares outstanding and prices of $0.76 to $0.89 per share).  This is disappointingly low, a discount from shareholders’ equity of 25% to 36%.  The low valuation is all the more striking in light of Surge’s holdings of $7.2 million in cash, meaning that the market is assigning an enterprise value of only $0.4 million to $1.7 million.  On January 26, the shares traded at only $0.68 per share, meaning that all noncash assets were valued at negative $0.4 million!  Even as recently as February 26, the shares traded at $0.72 per share, implying that noncash assets were worth zero.  Although the share price has increased somewhat following the filing of Surge’s Form 10-K on that date, it remains in the same range as in 2015, when the shares traded at prices from $0.69 to $1.00 per share.

Meanwhile, Surge should be quite valuable.  In fiscal 2015, its book value grew 11%, sales grew 9%, and it reported net income of $865,000 and net cash flows provided by operating activities of $910,000.  All of this was accomplished in what management calls a “reduced demand” environment in the electronic components industry.  Surge’s ability to produce positive net cash flows is particularly impressive; the company has reported aggregate net cash flows provided by operating activities of $6.34 million over the past five fiscal years, providing strong evidence of the company’s consistent ability to produce cash.  While management is to be commended for its financial performance, I cannot say the same for the performance of its shares.

Board of Directors
Surge Components, Inc.
March 14, 2016

In light of this, I believe that you should give serious consideration to a sale of Surge.  The company is likely to be highly attractive to a buyer, particularly in light of its $7.2 million in cash and the lack of meaningful debt other than current liabilities.  It would be even more attractive in light of a buyer’s opportunities for savings through reducing inefficiencies, redundancies, and overlap.  For example, Surge pays $168,000 per year in cash compensation to its non-employee directors (not counting the stock options it also provides), and it pays $163,000 per year in audit and tax fees.  A buyer with its own board and audit arrangements in place would have no need to pay these fees.  A buyer also would have no need to pay the expenses of Securities and Exchange Commission filings or the costs of soliciting proxies and holding annual meetings.  A sale to such a buyer would likely result in a substantial premium to Surge’s current market capitalization.

In the interests of the shareholders of Surge, and considering your fiduciary duty to act in the best interests of Surge and Surge’s shareholders, I believe that you should promptly explore a sale of the company.

Very truly yours, /s/Michael D. Tofias Michael D. Tofias